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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE


ENERGY WEST INCORPORATED
PRESS RELEASE

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GREAT FALLS, MONTANA, JULY 8, 2001

         ENERGY WEST INCORPORATED (EWST) announced today that its wholly-owned subsidiary, ENERGY WEST RESOURCES (EWR), was granted a temporary restraining order (TRO) on July 6, 2001 against PPL-Montana, LLC (PPLM). The TRO was granted by United States District Court Judge Donald W. Molloy in Missoula, Montana in response to a request by EWR.

         EWR is engaged in the business of selling energy to its customers, including residential and commercial users. EWR's customers also include hospitals, school districts and municipalities. A substantial amount of the electric energy sold by EWR to such customers is purchased by EWR from PPLM under a wholesale electricity supply contract. On June 29, 2001, PPLM gave EWR notice of default and threatened early termination of the wholesale electricity contract.

         In response to PPLM's notice of default and demands, EWR filed a complaint against PPLM in Federal District Court for the District of Montana seeking a declaratory ruling that EWR has not breached the wholesale electricity contract and also seeking an injunction requiring PPLM to honor its commitment under the wholesale electricity contract until its normal termination date of June 30, 2002. EWR requested the TRO to preserve the status quo and to give the parties an opportunity to resolve the dispute without further litigation. The TRO temporarily prevents any termination of the wholesale electricity contract by PPLM and sets a preliminary hearing on EWR's complaint for July 19, 2001.

         PPLM has cited the scheduling practices of EWR as the reason for its notice of default and threatened early termination. Although EWR purchased less than the full amount of power it was entitled to purchase from PPLM under the wholesale electricity contract, EWR received substantial imbalance payments (remarketing revenue) as a result of the amount of power that it scheduled from PPLM. The imbalance payments were made to EWR by its transmission provider, The Montana Power Company (MPC), pursuant to MPC's imbalance tariff authorized by the Federal Energy Regulatory Commission (FERC). PPLM has taken the position that it (and not EWR) is entitled to most or all of the remarketing revenue, and that due to EWR's scheduling practices PPLM has the right to terminate the wholesale electricity contract. Any recovery of damages by PPLM, as well as the resulting costs to EWR of securing alternative supplies in the event of termination of the wholesale electricity contract, could be material to EWST and its financial condition.

         EWR believes that its scheduling practices were reasonable under the circumstances, and that it is not in default under the wholesale electricity contract. EWR intends to vigorously advocate and defend its position.


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         This press release contains forward-looking statements that involve risks and uncertainties. The actual results of ENERGY WEST Resources and ENERGY WEST Incorporated could differ materially from the expected results because of a variety of factors, including business conditions and the state of the general economy, particularly the utility and energy industries, energy prices, the results of any litigation or regulatory proceedings relating to the PPLM contract dispute, the competitive environment within the utility industry and changes in laws and regulations that govern the Company's business, particularly energy regulations.

For additional information, please contact:

         John Allen, Corporate Counsel, 406-791-7503, jcallen@ewst.com

         Edward J. Bernica, Vice President, CFO and COO, 406-791-7543, ejbernica@ewst.com

Our toll-free number is 1-800-570-5688.   Our web address is www.ewst.com

Our address is P. O. Box 2229, Great Falls MT 59403-2229.